SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ANIXTER INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

035290105

(CUSIP Number)

Joseph Miron, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

(312) 454-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035290105	SCHEDULE 13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KMJZ INVESTMENTS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 526,277
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 526,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/SIT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 362,147
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 362,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/ALPHA, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,587
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/ZFT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SZ INTERVIVOS QTIP TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHAI TRUST COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,028,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,028,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/SZRT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,449,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,449,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMUEL ZELL REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,464,098
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMUEL ZELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,464,098
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 11 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZELL FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,147,940
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,147,940
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 12 of 17 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the shares of Common Stock, $1.00 par value per share (“Common Stock”), of Anixter International Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 2301 Patriot Blvd, Glenview, Illinois 60026. This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on November 12, 2019 (the “13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4(a-j) of the 13D is hereby amended and supplemented as follows:

(a-j) On January 10, 2020, the Issuer entered into an Agreement and Plan of Merger (the “WESCO Merger Agreement”) with WESCO International, Inc., a Delaware corporation (“WESCO”) that is listed on the New York Stock Exchange, and Warrior Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of WESCO (“Warrior Merger Sub”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Warrior Merger Sub will be merged with and into the Issuer (the “WESCO Merger”), with the Issuer surviving the Merger and continuing as a wholly owned subsidiary of WESCO.

The foregoing description of the WESCO Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the WESCO Merger Agreement, which is filed as Exhibit 5 hereto and incorporated by reference herein.

Concurrent with the execution and delivery of the Wesco Merger Agreement, the Issuer terminated that certain Second Amended and Restated Agreement and Plan of Merger, by and among CD&R Arrow Parent, LLC, CD&R Arrow Merger Sub, Inc., and the Company, dated as of January 1, 2020 (the “CD&R Merger Agreement”) in accordance with its terms, and Wesco paid the Termination Fee (as defined in the CD&R Merger Agreement) to CD&R Arrow Parent pursuant to Section 6.06(b) of the CD&R Merger Agreement. The termination of the CD&R Merger Agreement pursuant to its terms, terminated the Voting and Support Agreement dated as of October 30, 2019 to which each of the Reporting Persons (except Chai Trust) was a party. Immediately following the termination of the Voting and Support Agreement, and as an inducement and condition for Wesco and Warrior Merger Sub entering into the WESCO Merger Agreement, each of the Reporting Persons (except for Chai Trust) (each a “WESCO Voting Agreement Stockholder”) have entered into a Voting and Support Agreement, dated as of January 10, 2020, with WESCO and the Issuer (the “WESCO Voting Agreement”). Pursuant to the WESCO Voting Agreement, each WESCO Voting Agreement Stockholder has agreed, among other things, to vote or cause to be voted any issued and outstanding shares of the Common Stock beneficially owned by such WESCO Voting Agreement Stockholder, or that may otherwise become beneficially owned by such WESCO Voting Agreement Stockholder during the term of the WESCO Voting Agreement, in favor of adopting the WESCO Merger Agreement and against any action, agreement or proposal that could reasonably be expected to delay, postpone or adversely affect consummation of the WESCO Merger and other transactions contemplated by the WESCO Merger Agreement. Each WESCO Voting Agreement Stockholder also agreed not to transfer shares of the Common Stock during the term of the WESCO Voting Agreement, subject to certain exceptions, including the ability to donate up to 600,000 shares of the Issuer Common Stock to charitable organizations, free of restrictions under the WESCO Voting Agreement. As of January 10, 2020, the WESCO Voting Agreement Stockholders held approximately 10.8% of the issued and outstanding shares of the Issuer. The WESCO Voting Agreement will automatically terminate upon the earliest to occur of (i) the effective time of the WESCO Merger, (ii) the termination of the WESCO Merger Agreement in accordance with its terms, and (iii) for each WESCO Voting Agreement Stockholder, the election of the WESCO Voting Agreement Stockholder to terminate the WESCO Voting Agreement following any amendment of the WESCO Merger Agreement that reduces or changes the form of consideration payable pursuant to the WESCO Merger Agreement.

The foregoing description of the WESCO Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the WESCO Voting Agreement, which is filed as Exhibit 6 hereto and incorporated by reference herein.

CUSIP No. 035290105	SCHEDULE 13D	Page 13 of 17 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by changing the first paragraph of Item 5 and paragraph (a, b) of Item 5 to read as follows:

As a result of entering into the Voting Agreement and the WESCO Voting Agreement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by the members of the group as a whole. Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock beneficially owned by each other Reporting Person.

(a, b) As of the date hereof, Chai Trust may be deemed to be the beneficial owner of 1,028,299 shares of Common Stock (approximately 3.0% of the total number of shares of Common Stock outstanding). This amount includes: (i) 526,277 Shares beneficially owned by KMJZ (approximately 1.6% of the total number of Shares outstanding); (ii) 362,147 shares of Common Stock beneficially owned by SIT (approximately 1.1% of the total number of shares of Common Stock outstanding); (iii) 55,587 shares of Common Stock beneficially owned by Alpha (approximately 0.2% of the total number of shares of Common Stock outstanding); (iv) 55,588 shares of Common Stock beneficially owned by ZFT (approximately 0.2% of the total number of shares of Common Stock outstanding); and (v) 28,700 shares of Common Stock held by QTIP (approximately 0.1% of the total number of Shares outstanding). Chai Trust shares voting and dispositive power with each of KMJZ, SIT, Alpha, QTIP and ZFT with respect to the shares of Common Stock held by each of KMJZ, SIT, Alpha, QTIP, and ZFT, respectively. As of the date hereof, each of the Revocable Trust and Samuel Zell may be deemed to be the beneficial owner of 1,464,098 (approximately 4.3% of the total number of shares of Common Stock outstanding including (i) 14,666 shares of Common Stock held directly by the Revocable Trust (approximately 0.0% of the total number of shares of Common Stock outstanding) and (ii) 1,449,432 shares of Common Stock held directly by SZRT (approximately 4.3% of the total number of shares of Common Stock outstanding). The Zell Family Foundation beneficially owns 1,147,940 shares of Common Stock (approximately 3.4% of the total number of shares of Common Stock outstanding). The foregoing beneficial ownership percentages are based on 33,827,906 shares of Common Stock outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding the following additional exhibits:

Exhibit 4:	Amended and Restated Joint Filing Agreement

Exhibit 5:	Agreement and Plan of Merger dated as of January 10, 2020 among the Issuer, WESCO and Warrior Merger Sub (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated January 13, 2020 and filed with the Securities and Exchange Commission on January 13, 2020)

Exhibit 6:	Voting and Support Agreement dated as of January 10, 2020 among Samuel Zell Revocable Trust, KMJZ Investments, L.L.C., Samstock/SIT, L.L.C., Samstock/Alpha, L.L.C., Samstock/ZFT, L.L.C.,SZ Intervivos QTIP Trust, Chai Trust Company, LLC and Samstock/SZRT, L.L.C. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated January 13, 2020 and filed with the Securities and Exchange Commission on January 13, 2020)

CUSIP No. 035290105	SCHEDULE 13D	Page 14 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 16, 2020

KMJZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.

By:	/s/ PHILIP G. TINKLER

Name:	Phillip G. Tinkler
Title:	Vice President

SZ INTERVIVOS QTIP TRUST

By:	/s/ CHAI TRUST COMPANY, LLC, its trustee

By:	/s/ PHILIP G. TINKLER

Name:	Philip G. Tinkler
Title:	Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER

Name:	Phillip G. Tinkler
Title:	Chief Financial Officer

/s/ SAMUEL ZELL
Samuel Zell

SAMUEL ZELL REVOCABLE TRUST

By:	/s/ SAMUEL ZELL

Samuel Zell, as Trustee

SAMSTOCK/SZRT, L.L.C.

By: SAMUEL ZELL REVOCABLE TRUST

By:	/s/ SAMUEL ZELL
Samuel Zell, as Trustee

CUSIP No. 035290105	SCHEDULE 13D	Page 15 of 17 Pages

ZELL FAMILY FOUNDATION

By:	/s/ SAMUEL ZELL
President